Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

July 23, 2007

Message from John Varley: Our new investors and our revised offer

Dear Colleague,

Today we are making a series of announcements. The strategic context is that, as you know, we have been creating faster profit growth on behalf of our shareholders by diversifying our earnings base. That’s what has enabled us to double our profits over the past few years. The ABN AMRO merger opportunity fits squarely into this strategic context.

At the same time, we’ve been seeking ways in which we can increase our exposure to Asia because of the enormous growth which the region will produce in the global financial services industry over the coming years.

These two things have come together in today’s announcement of two new major shareholders from Asia.

The subscription for new shares by these two shareholders, which I will describe in a minute, is helping us put cash into our offer to ABN AMRO shareholders (up to this point the offer has been an all-share deal). So we are also announcing today an improved offer to ABN AMRO shareholders.

And last, but not least, we’re announcing the headline figures of a great first half performance (full details to follow in the usual way on our Interim Results day on 2 August), which I believe shows that we’ve been getting it right for our customers and our clients.

I know that there is a lot to absorb in all this. You can read the full text of our announcements today in the link at the bottom of this letter. But let me take you through each piece in turn.

New investors

The two new investors in Barclays are China Development Bank, which is owned by the State Council of China, and Temasek Holdings, which owns and manages the Singapore Government’s direct investments. Together they have committed to invest up to €13.4bn in Barclays. About €3.6bn will be invested now, and the rest will be invested on condition of the completion of the proposed merger with ABN AMRO. The unconditional investment that they are making demonstrates that they support Barclays strategy. And I believe that the fact that they have committed to investing up to a further €9.8bn on completion of the proposed merger shows their confidence in our ability to accelerate our strategy, and to create higher growth for shareholders, through the ABN AMRO deal. China Development Bank will end up with a stake in the enlarged Barclays of between 6.3 per cent and 7.7 per cent and Temasek with between 2.4 per cent and 2.9 per cent.

The Memorandum of Understanding that we have signed with China Development Bank this morning will give us unprecedented access to the rapidly growing Chinese market. In return, we will provide products and expertise – for example, Barclays Global Investors will become a preferred partner in asset management.

The investment by Temasek will strengthen our existing relationship with Singapore, which is a business hub of growing importance to us. For example our Wealth business has its Asian Head Office in Singapore.

Both of these investors have come on board because of the strength of their relationships with Barclays Capital and Barclays Global Investors.

Revised offer to ABN AMRO shareholders

The funding from these new investors, coupled with the surplus capital that will be released from the sale of LaSalle Bank, and with funding from our available cash resources, means that we are introducing about €25bn cash into the revised offer to ABN AMRO shareholders. This will provide a flexible alternative for those ABN AMRO shareholders who do not want to take equity. We’ve been careful, in constructing the investment by China Development Bank and Temasek, and the revised offer, to protect the interests of existing Barclays shareholders (including many of you who own Barclays shares). The offer makes strong financial sense.

I’ve said in my letters to you before that our offer stands for certainty, deliverability and strong value. I believe today’s announcements reinforce this.

First half performance

This letter gives me the opportunity to thank you for what you’ve done to help us deliver excellent financial results during the first half of this year. You’ll remember that the first half of last year was a record for us. So to have exceeded that, as you have, by 12 per cent in profit before tax, and 14 per cent in earnings per share, is remarkable. I believe results like these come from delivering great value to customers and clients all around the world. I will write to you in more detail about them next week. But I say now, thank you and well done.

Today’s announcements bring together stories of strategic success, strategic ambition, strong investor support, and great financial performance. At the heart of this lies the successful pursuit of our business purpose, which is helping customers and clients achieve their goals.

Thank you.

John

John Varley

Group Chief Executive

SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final offer document/prospectus, however, is not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements

Certain statements and assumptions in this document and in the documents incorporated by reference contain certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the combination between ABN AMRO and Barclays within the expected time frame and on the expected terms (if at all), the benefits of the combination transaction between ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditures and revenue benefits, projected levels of growth in the banking and financial markets, the combined group future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical facts. Additional risks and factors are identified in ABN AMRO’s and Barclays filings with the SEC, including the ABN AMRO 2006 Form 20-F and the Barclays 2006 Form 20-F, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com, respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made in this document speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO or Barclays has made or may make in documents ABN AMRO or Barclays has filed or may file with the SEC.